U.S. CONCRETE, INC.

331 N. Main St.

Euless, TX 76039

November 15, 2012

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

ATTN: Terence O’Brien, Accounting Branch Chief, Division of Corporation Finance

RE:	U.S. Concrete, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 14, 2012

File No. 1-34530

Ladies and Gentleman:

U.S. Concrete, Inc. (the “Company” or “U.S. Concrete”) hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 18, 2012. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 25

1.        The Form S-1 registering the 9.5% Convertible Secured Notes due 2015 discloses that the capital stock of your subsidiaries has been provided as collateral and that any capital stock and other securities of any of your other subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Article 3-16 of Regulation S-X. There is a concern that the existing disclosures do not enable the holders of your registered Notes to understand how the Article 3-16 exclusion provision impacts their security interests. In future form 10-K filings, please disclose here and/or in a risk factor the following information so that noteholders can better understand the impact of this exclusion:

•

that the exclusion applies to the capital stock of any subsidiary collateralizing the Notes where the greater of the book value or the market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;

Mr. Terence O’Brien

Securities and Exchange Commission

November 15, 2012

•

the name(s) of any subsidiary that as of the latest Balance Sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;

•	the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

•

that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

•

that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.

Response:	In response to the Staff’s Comment 1, we advise the Staff that the entity value of the subsidiary guarantors is primarily comprised of the value of the assets that have been separately pledged as security for the Notes, offset by liabilities (primarily accounts payable) and therefore, the book value of the guarantor stock is substantially the same as the book value of the pledged assets. We believe that disclosing the book value of the guarantor stock could mislead investors as to the total value of the collateral attributable to the subsidiary guarantors by, in effect, double counting. Accordingly, rather than disclose the book value of the guarantor stock, we intend to disclose that the incremental value of the guarantor stock collateral is not meaningful because the underlying assets of the entity have been separately pledged as collateral.

Due to the size of the aggregate principal amount of our Notes ($55,000,000), there are subsidiary guarantors for which the Article 3-16 exclusion applies. However, irrespective of the impact of the Article 3-16 exclusion, the holders of the Notes have the benefit of each such subsidiary’s guarantee and we believe that in deciding to purchase the Notes, investors understood that the incremental value of the pledged stock was not meaningful and that they had the benefit of such guarantees. The additional disclosure indicated above will ensure that, for future filings, this understanding continues.

If at any time the incremental value of the pledged stock becomes meaningful, we will disclose information regarding the securities of the guarantors that are subject to the Article 3-16 exclusion in our future filings.

Results of Operations, page 35

2.        In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through attributed to the increase or decrease in revenue, cost of goods sold, and operating loss. Please refer to

Mr. Terence O’Brien

Securities and Exchange Commission

November 15, 2012

Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising loss from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for Guidance.

Response:

In response to the Staff’s Comment 2, we have provided in our recently filed quarterly report on Form 10-Q for the quarterly period ended September 30, 2012 (the “3rd Quarter 10-Q”), and will continue to provide in our future filings, additional disclosure that discusses and quantifies the impact of our volume and price increases/decreases and raw material inflation pass-through attributed to increase or decrease in revenue, cost of goods sold, and operating loss, as applicable for the reporting period. In addition, we will disclose, as necessary, any additional factors we identify that contribute to other fluctuations in line items comprising income from continuing operations.

3.        In future filings, please provide a discussion and analysis of operating loss to provide investors with an understanding of the relationship between revenues and operating costs.

Response:	In response to the Staff’s Comment 3, we have provided in our recently filed 3rd Quarter 10-Q, and will continue to provide in our future filings, a discussion and analysis of operating income (loss).

Consolidated Statements of Operations, page 45

4.        In future filings, please revise the title of your first subtotal to loss from operations. In this regard, your fourth subtotal has the same title.

Response:

In response to the Staff’s Comment 4, we have revised in our recently filed 3rd Quarter 10-Q, and will continue to revise in our future filings, the title of our first subtotal to “income (loss) from operations”.

1. Organization and Summary of Significant Accounting Policies, page 48

Stock-based Compensation, page 51

5.        We note that you issued restricted stock during fiscal year 2011 that contains market conditions (i.e., your stock price reaching contains certain thresholds) in addition to the service conditions. In future filings, please expand your accounting policy to clarify your accounting for the market conditions associated with the restricted stock grants. Please refer to ASC 718-10-30-14 for guidance. We also note that you modified the terms of the restricted stock grant during fiscal year 2012. In future filings, please disclose this fact and clarify the impact the modification had to your consolidated financial statements. Please refer to ASC 718-20-35-3-35-4 and 718-10-50-2.h. for guidance.

Mr. Terence O’Brien

Securities and Exchange Commission

November 15, 2012

Response:	In response to the Staff’s Comment 5, we believe we have disclosed the accounting policy for our restricted stock grants that are subject to market conditions as follows: In Note 1, under “Stock-based Compensation”, we disclose that “Stock based compensation cost is measured at the grant date based on the calculated fair value of the award. We recognize expense over the employee’s requisite service period, generally the vesting period of the award.” Subsequently, in Note 6, we disclose “The fair value of restricted stock subject to our common stock reaching certain thresholds was determined utilizing a financial valuation model.” In addition to these disclosures, in future filings we will clarify that both the fair value and requisite service period were determined for our restricted stock subject to market conditions using a financial valuation model. In addition, we intend to disclose in future filings information regarding the modification of terms of a restricted stock grant in 2012 and the impact to our consolidated financial statements.

10. Debt, page 59

6.        In future filings, please disclose the weighted average interest rate for the Senior Secured Credit Facility and the effective interest rate for the Convertible Secured Notes.

Response:

In response to the Staff’s Comment 6, we disclosed in our recently filed 3rd Quarter 10-Q, and will continue to disclose in our future filings, the weighted average interest rate for the Senior Secured Credit Facility and effective interest rate for the Convertible Secured Notes.

7.        We note that your subsidiaries are guarantors of your Convertible Secured Notes due 2015, which you note were registered on Form S-1 that went effective on October 26, 2011. Please tell us your consideration of the guidance in Article 3-10 of Regulation S-X, as we note you have not provided separate financial statements for each of the guarantor subsidiaries and you have also not provided the disclosures required by Article 3-10(f) of Regulation S-X in the event that you meet the requirements of this exception. To the extent that you meet the requirements in Note 1 to Article 3-10(f) of Regulation S-X, please confirm to us that you will provide the required disclosures in future filings.

Response:	In response to the Staff’s Comment 7, and in consideration of the guidance in Article 3-10 of Regulation S-X, we believe we meet the exception to this general rule under the guidance of paragraph (f). Each of our subsidiary guarantors is 100% owned by our parent company issuer, the guarantees are full and unconditional and the guarantees are joint and several. In addition, we believe we meet the requirements in Note 1 to Article 3-10(f) because our parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several and our subsidiaries that are not guarantors are minor as defined by Article 3-10(h)(6) of Regulation S-X. We will provide the required disclosures under Note 1 to Article 3-10(f) in our future filings.

Mr. Terence O’Brien

Securities and Exchange Commission

November 15, 2012

In our next filing, we will add the following footnote to “Debt-Convertible Secured Notes due 2015”: “All of the Company’s (the parent company’s) existing consolidated subsidiaries are 100% owned and provide a joint and several, full and unconditional guarantee of the securities. The Company has no independent assets or operations, and all subsidiaries other than the guarantor subsidiaries are minor. Additionally, there are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.”

20. Employee Benefit Plans and Multi-Employer Pension Plans, page 73

8.        In future filings, please provide the disclosures required by ASC 715-80-50-2, ASC 715-80-50-5(e)(2), and ASC 715-80-50-5(f)(3) for your multiemployer pension plans.

Response:	In response to the Staff’s Comment 8, we intend to provide the disclosures required under the referenced guidance as follows: Under ASC 715-80-50-2, we intend to disclose additional information regarding potential increases in funding that may be required during the remainder of a contract period to make up a shortfall in the funds necessary to maintain minimum levels of benefit coverage. Under ASC 715-80-50-5(e)(2), we disclose on page 74 under Note 20 that “Our contributions did not represent more than five percent of total contributions to any of the significant plans shown below.” We intend to disclose additional information in our future filings regarding the year-end date of the plan to which the annual report relates for this calculation. Under ASC 715-80-50-5(f)(3), we intend to disclose, in our future filings, a description of any minimum contributions required for future periods for each of our individually significant multiemployer plans under applicable agreements, statutory obligations or contractual obligations.

*        *        *

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

Securities and Exchange Commission

November 15, 2012

Please contact the undersigned with any questions concerning this letter at (817) 835-4113. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very Truly Yours,

U.S. Concrete, Inc.

By:	/s/Katherine I. Hargis
Katherine I. Hargis
Vice President and General Counsel